Confidential treatment of the indicated portions of this letter has been requested by Popular, Inc. pursuant to
17 C.F.R. 200.83.
May 14, 2009
Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Mr. Pande:
We acknowledge receipt of your letter dated April 23, 2009. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the years ended December 31, 2007 and 2008, and Form 10-Qs for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.
File No. 0-13818
Exhibit 13.1. The Corporation’s Annual Report to Shareholders for the year ended December 31, 2007
Financial Statements for the three-year period ended December 31, 2007
Note 23. Retained interests on transfers of financial assets, page 115
We have reviewed your response to comment 1 of our letter dated March 26, 2009 and we continue to believe that SFAS 140 does not provide guidance about recharacterization events related to prior failed sales as a result of subsequent management actions. The staff continues to believe that in order to remove financial assets from its balance sheet that were previously subject to a transfer that was characterized as a secured borrowing, substantive economic actions must be taken that indicate that the effective control over the assets has changed in a substantive manner. Thus we believe actions to limit the Company’s ability to affect the actions of the trust must, in light of the company’s history of past actions and the conditions existing at the recharacterization date, be considered substantive. We have considered your response and do not believe that the totality of the actions taken by the Company to remove the derivative and discretion provisions were substantive economic actions that limited your ability to affect the actions of the trust at

Mr. Amit Pande
May 14, 2009

the date of the recharacterization in a manner that was substantive, considering that the servicer has already an existing legal limit on its actions that confines them to actions that benefit the certificate holders. We have further considered the information you expressed on a telephone call on April 20, 2009, where you indicated that you believe the elimination of the “sole discretion” provisions limited the legal defense claims that you would have been able to assert had you been sued related to actions covered by the “sole discretions” provisions, and even after considering this additional information, we do not believe the totality of the actions taken by the Company are substantive actions that limited, or significantly changed, your ability to affect the actions of the trust.
As a result, we believe the Company should restate its financial statement for the years ended December 31, 2008 and 2007, and related affected interim periods to remove the effects of the recharacterization. Alternatively, if the Company believes that the correction of the error is not material, the Company may provide a materiality analysis supporting their conclusion.
Management’s Response
     We respectfully disagree with the staff’s position regarding the proper application of SFAS 140 to the recharacterization. However, notwithstanding the staff’s position, the Corporation does not believe that a restatement is warranted because, as discussed in the SAB 99 memorandum attached as Annex A to this response which is being provided as supplemental material to the staff on a confidential basis, any required adjustments would not render the Corporation’s financial statements inaccurate in any material respect. The SAB 99 memorandum describes in detail the Corporation’s materiality assessment and conclusions, which we have summarized below.
     As an initial matter, this situation involves a grey area of accounting relating to the application of SFAS 140 under circumstances for which there is no clear accounting guidance. Management engaged in a thorough process to arrive at a reasonable conclusion that was well documented and the issue was discussed extensively with the Corporation’s Audit Committee as well as outside experts, including legal counsel and the Corporation’s independent auditors. This is clearly an issue on which “reasonable minds” can differ, which SAB 99 recognizes is a qualitative factor that should be considered in assessing materiality.
     The Corporation also believes that no reasonable investor would view any required changes as important in making an investment decision and, in fact, there is a high probability that a restatement could confuse investors making current investment decisions for the following reasons:
•	The recharacterization transaction is related to a business that was discontinued during the third quarter of 2008 and therefore, a restatement

Mr. Amit Pande
May 14, 2009

would affect operations that are not deemed relevant to investors in making current decisions.

•	The adjustments to restate would have minimal or no impact on capital, loan loss provisions or income from continuing operations, which Management believes are the financial statement items investors are most concerned with and the focus of any materiality assessment.

•	The adjustments to restate would have no impact on current results since the assets in question were otherwise removed from the Corporation’s balance sheet in the fourth quarter of 2008 through the sale of all the related assets (e.g., residual interests, MSRs) to a third party. Accordingly, investors would not place relevance to any adjustment since the economic and financial impact of the recharacterization has already been recorded in the accounting records.

•	Since the Corporation’s performance during the periods in question included unprecedented decreases in earnings resulting from credit-related losses and were characterized by many large one-time items relating to the Corporation’s exit from the subprime mortgage business, reasonable investors would not be expected to consider the adjustments material.

•	A restatement would not add new material information as there is a high probability that engaging in a restatement that only shifts losses from the 2007 to the 2008 period for assets that already were sold would only serve to confuse investors trying to make current investment decisions.
     The “blackout” period normally experienced during the preparation of a restatement would also stem the flow of current information to the market place to the detriment of current investors.
     While the Corporation believes that a restatement would not benefit investors, it does believe that it would be very detrimental to the Corporation and its shareholders. The announcement of a restatement would present great reputational risks to the Corporation during a period of unprecedented volatility and uncertainty in the financial markets. In addition, the preparation of a restatement would require the deviation of critical human resources that are required elsewhere during this unprecedented financial crisis.
Popular, Inc. hereby acknowledges that:
*	We are responsible for the adequacy and accuracy of the disclosure in the filings;

*	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*	Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Amit Pande
May 14, 2009

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana Gonzalez, Senior Vice President and Corporate Comptroller, at 787-763-3258.
Sincerely,

/s/ Jorge A. Junquera Jorge A. Junquera Senior Executive Vice President and Chief Financial Officer

Mr. Amit Pande
May 14, 2009

Rule 83 Confidential Treatment
request made by
Popular, Inc.
ANNEX A
Materiality Assessment in Accordance with Staff Accounting Bulletin No. 99 (“SAB 99”)
     [Redacted Material BPOP-01]